Exhibit 99.1

ASX Announcement	29 January 2015

ASX Code: SEA

32 Beulah Road, Norwood, South Australia 5067ACN112 202 883

Telephone: +61 8 8363 0388   Facsimile: +61 8 8132 0766   www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

3P Reserves PV10 Increased to US$1.5 billion (A$1.8 billion)

Sundance Energy Australia Limited (ASX: SEA, Sundance) is pleased to announce a material uplift in its Reserve base, net of landowner royalties, following an independent evaluation as at 1 January 2015 by Netherland, Sewell & Associates, Inc., (NSAI); a worldwide leader in independent oil and gas Reserve evaluations.

The results below are compared to the Company's reserves as at 1 January 2014(1).

•                  Proved PV10 increased to $531.7 million (A$651.8 million), up $272.9 million or 105%, and Proved Reserves increased to 26.0 mmboe, up 11.3 mmboe or 77%;

•                  The PV10 of 2P Reserves increased to $765.1 million (A$937.9 million), up $395.7 million or 107%, and 2P Reserves increased to 54.1 mmboe, up 28.7 mmboe or 113%;

•                  The PV10 of 3P Reserves increased to $1.5 billion (A$1.8 billion), up $864.2 million or 139%, and 3P Reserves increased to 147.7 mmboe, up 79.2 mmboe or 116%.

Key Points

•                  The primary drivers of the Reserves increase were the addition of approximately 12,000 net mineral acres in the Eagle Ford, improved well results compared to type curves in both McMullen and Dimmit Counties, and development of the Company’s Eagle Ford acreage;

•                  The Company’s drilling inventory includes approximately 372 gross (291 net) 3P Eagle Ford locations. Approximately 78 net Eagle Ford locations were not booked as 3P Reserves in accordance with US Securities and Exchange Commission (“SEC”) guidelines;

•                  Direct cash flow from the Company’s reserve base (unaudited) was approximately $138.4 million during 2014.

(1)              Excludes 6.1 mmboe of 1P, 3.1 mmboe of probable and 15.1 mmboe of possible reserves that were primarily attributable to acreage sold during 2014.

Reserve Estimates

The following tables provide summaries of the Company’s Reserve estimates as calculated by Netherland, Sewell & Associates, Inc. as at 1 January 2015 in accordance with SEC guidelines. Although current market prices have fallen significantly, under SEC guidelines, the commodity prices used in the December 31, 2014 and December 31, 2013 reserve estimates were based on the 12-month unweighted arithmetic average of the first day of the month prices for the period January 1, 2014 through December 1, 2014, and for the period January 1, 2013 through December 1, 2013, respectively, adjusted by lease for transportation fees and regional price differentials. For crude oil volumes, the average West Texas Intermediate posted price of $91.48 per barrel used to calculate PV-10 at December 31, 2014 was down $1.94 per barrel from the average price of $93.42 per barrel used to calculate PV-10 at December 31, 2013. For natural gas volumes, the average Henry Hub spot price of $4.35 per million British thermal units (“MMBTU”) used to calculate PV-10 at December 31, 2014 was up $0.68 per MMBTU from the average price of $3.67 per MMBTU used to calculate PV-10 at December 31, 2013. All prices were held constant throughout the estimated economic life of the properties.

Sundance Total (1)

	Oil (mbbls)	NGL (mbbls)	Gas (mmcf)	Mboe	PV10 (US$MM)	PV10 (A$MM)
Proved Developed Producing	6,124	1,801	12,364	9,986	338.0	414.3
Proved Undeveloped	10,903	2,365	16,369	15,996	193.7	237.5
Total Proved	17,026	4,166	28,733	25,981	531.7	651.8

Probable Developed	1,344	260	2,008	1,939	48.3	59.2
Probable Undeveloped	10,988	5,795	56,423	26,186	185.1	226.9
Total 2P	29,358	10,221	87,164	54,107	765.1	937.9

Possible Developed	978	173	1,338	1,375	35.6	43.6
Possible Undeveloped	26,382	21,896	263,777	92,241	684.5	839.1
Total 3P	56,719	32,291	352,279	147,723	1,485.2	1,820.6

Sundance Eagle Ford (1)

	Oil (mbbls)	NGL (mbbls)	Gas (mmcf)	Mboe	PV10 (US$MM)	PV10 (US$MM)
Proved Developed Producing	4,919	955	7,373	7,103	270.8	331.9
Proved Undeveloped	7,984	1,332	10,275	11,029	178.5	218.8
Total Proved	12,903	2,287	17,648	18,132	449.3	550.7

Probable Developed	1,344	260	2,008	1,939	48.3	59.2
Probable Undeveloped	4,833	2,819	38,866	14,130	139.9	171.5
Total 2P	19,081	5,367	58,523	34,201	637.5	781.4

Possible Developed	978	173	1,338	1,375	35.6	43.6
Possible Undeveloped	13,019	14,813	221,981	64,828	529.3	648.8
Total 3P	33,078	20,353	281,843	100,404	1,202.3	1,473.8

(1)          Table totals may not add up due to rounding.

Footnotes and Definitions

Operating costs used in this report are based on operating expense records of Sundance.

Capital costs used in this report were provided by Sundance and are based on authorizations for expenditure and actual costs from recent activity.

Future net revenue is after deductions for Sundance’s share of production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes. “PV10” is defined as the discounted Net Revenues of the Company’s reserves using a 10% discount factor.

Reserves are estimated in US dollars. US dollars are converted at 1.2258 USD/AUD.

“1P Reserves” or “Proved Reserves” are defined as Reserves which have a 90% probability that the quantities actually recovered will equal or exceed the estimate.

“Probable Reserves” are defined as Reserves that should have at least a 50% probability that the actual quantities recovered will equal or exceed the estimate.

“2P Reserves” are defined as Proved Reserves plus Probable Reserves.

“Possible Reserves” are defined as Reserves that should have at least a 10% probability that the actual quantities recovered will equal or exceed the estimate.

“3P Reserves” are defined as Proved Reserves plus Probable Reserves plus Possible Reserves.

“boe” is defined as barrel of oil equivalent, using the ratio of 6 mcf of Natural Gas to 1 bbl of Crude Oil. This is based on energy conversion and does not reflect the current economic difference between the value of 1 MCF of Natural Gas and 1 bbl of Crude Oil.

“m” is defined as a thousand.

“mmboe” is defined as a million barrels of oil equivalent.

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford and Mississippian/Woodford.

A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.com.au.

Competent Person’s Statement

This presentation contains information on Sundance Energy’s reserves and resources which has been reviewed by David Ramsden-Wood, Professional Engineer, who is licensed in Alberta Canada and is qualified in accordance with ASX Listing Rule 5.11. Mr. Ramsden-Wood, a contractor of Sundance, has consented to the inclusion of this information in the form and context in which it appears.

Summary Information

The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements

This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.